Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended June 30,
	2012	2011	2010	2009	2008
	($ in millions)
Earnings:
Add:
Earnings from continuing operations before income taxes	$200.9	$269.7	$342.1	$346.0	$319.7
Fixed charges	28.4	25.7	24.1	26.8	44.0
Amortization of capitalized interest	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
The minority interest in the pre-tax income/(loss) of subsidiaries that have not incurred fixed charges(2)	(0.7)	(0.2)	1.0	2.5	(0.2)

Total	$230.0	$295.6	$365.2	$370.3	$363.9

Fixed charges:
Interest expense	$14.0	$9.9	$9.8	$14.3	$31.3
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—
Estimate of the interest within rental expense(1)	14.4	15.8	14.3	12.5	12.7
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total	$28.4	$25.7	$24.1	$26.8	$44.0

Ratio of Earnings to Fixed Charges	8.1	11.5	15.2	13.8	8.3

(1)	One-third of rental expense under operating leases is assumed to be the equivalent of interest.
(2)	Represents the Company’s share of gains/(losses) from its joint venture with the Tokyo Stock Exchange.